ACCELERATED RETURN NOTES® (ARNs®)
	Accelerated Return Notes® Linked to the Russell 2000® Index	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Swedish Export Credit Corporation (“SEK”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index
Payout Profile at Maturity	● 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value ● 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.30 to $11.70] per unit , a [13% to 17%] return over the principal amount to be determined on the pricing date.
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●	Payments on the notes, including repayment of principal, are subject to the credit risk of SEK. If SEK becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
●
The Swedish resolution authority, the Debt Office, may exercise a Bail-in Power under conditions described in the term sheet. If any Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. The Bail-in Power includes “write-down and conversion power” which allows for the cancellation of any amounts payable on the notes, including principal, and/or the conversion of any amounts payable on the notes into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Moreover, the Debt Office may exercise its authority to implement the  Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power by the Debt Office. The exercise of any Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any Bail-in Power by the Debt Office.

●	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
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You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
SEK has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering of notes that is described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that SEK has filed with the SEC for more complete information about SEK and the offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. SEK's Central Index Key, or ClK, on the SEC website is 352960. Alternatively, SEK or Merrill Lynch will arrange to send you the prospectus and other documents relating to the offering described in this document if you so request by calling toll-free 1-866-294-1322. SEK faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.